Exhibit 99.1

Namib Minerals Reaffirms and Expands Collaboration with WSP for Feasibility Studies to Advance Expansion Plans

October 9, 2025

NEW YORK, Oct. 09, 2025 (GLOBE NEWSWIRE) -- Namib Minerals (“Namib Minerals” or “the Company”), (Nasdaq: NAMM), an established African Gold producer with a portfolio of mining and exploration assets in Zimbabwe and the Democratic Republic of Congo, is pleased to announce that it has re-engaged WSP, one of the world’s leading professional services firms, to conduct comprehensive feasibility studies for the Company’s Redwing and Mazowe Gold mining assets in Zimbabwe.

Namib Minerals has renewed and expanded its engagement with WSP, recognizing the firm’s in-depth knowledge of the Company’s portfolio and operational context. Leveraging its prior experience with these assets, WSP will provide strategic insights to guide Namib Minerals in achieving its expansion objectives.

“This engagement builds on our strong relationship with WSP and reflects our commitment to unlocking the full potential of our mines,” said Ibrahima Sory Tall, CEO of Namib Minerals. “Their expertise and familiarity with our assets will help us accelerate our development plans and deliver long-term value to our stakeholders.”

The studies will serve as a critical step towards bringing Namib Minerals’ operations to full capacity and supporting the Company’s strategy of sustainable growth in Gold and Critical Minerals production.

About Namib Minerals

Namib Minerals (NASDAQ: NAMM) is a Gold producer, developer and explorer with operations focused in Zimbabwe. Namib Minerals is a significant player in Africa’s mining industry, driving sustainable growth and innovation across the sector. Currently Namib Minerals operates the How Mine, an underground Gold mine in Zimbabwe, and aims to restart two assets in Zimbabwe, with additional exploration assets in the DRC.

For additional information, please visit namibminerals.com.

Contacts:

Namib Minerals:
Lamiaa Maniar
VP of Communications
lmaniar@namibminerals.com

Investor Relations:
Alliance Advisors IR
NamibIR@allianceadvisors.com

No Offer or Solicitation

This press release shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction.